EzFill Holdings, Inc.

67 NW 183rd Street

Miami, Florida 33169

November 28, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	EzFill Holdings, Inc.

Registration Statement on Form S-1

File No. 333-275761

Ladies and Gentlemen:

Please accept this letter as an amendment to the above-referenced Registration Statement on Form S-1 filed by EzFill Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on November 28, 2023 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Company requests that the Staff contact Jeff Cahlon at 212-398-2742 or jcahlon@srfc.law with any questions or comments.

Very truly yours,

EzFill Holdings, Inc.

By:	/s/ Yehuda Levy
Yehuda Levy
Chief Executive Officer